As filed with the Securities and Exchange Commission on October 17, 2003

File No. 70-9645

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

POS - AMC

(Post-Effective Amendment No. 10)

TO

FORM U-1 APPLICATION-DECLARATION

UNDER

THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

Exelon Corporation	PECO Energy Company
10 South Dearborn Street, 37th Floor	2301 Market Street
Chicago, IL 60603	Philadelphia, Pennsylvania 19101

(Name of companies filing this statement and address of principal executive offices)

Exelon Corporation

(Name of top holding company parent of each applicant or declarant)

Randall E. Mehrberg

Executive Vice President and General Counsel

Exelon Corporation

10 South Dearborn Street, 37th Floor

Chicago, Illinois 60603

(Name and address of agent for service)

The Commission is requested to send copies of all notices, orders and communications in connection with this Application-Declaration to:

William J. Harmon	Constance Reinhard
Michael G. Strohmeier	Exelon Corporation
Jones Day	10 South Dearborn Street, 35th Floor
77 West Wacker, Suite 3500	Chicago, Illinois 60603
Chicago, IL 60601 312-782-3939	312-394-3604

Since the date of the Merger Order (as hereinafter defined), Exelon Corporation (“Exelon”) has filed a number of Post-Effective Amendments to the Merger U-1. Post-Effective Amendments Nos. 1, 3, 4, 5, 6, 7 and 8 relate to a modification to the Merger Order permitting InfraSource, Inc. and Exelon Services to continue to provide services and goods to Exelon’s Utility Subsidiaries (as hereinafter defined) at market prices, determined without regard to cost, after December 31, 2001 (the expiration date for a temporary approval to provide services and goods at market contained in the Merger Order). This matter was finally resolved in the Commission’s Supplemental Order dated February 28, 2003 (HCAR 27656). Post-Effective Amendment No. 2 provided additional information on matters over which the Commission had reserved jurisdiction in the Merger Order, and sought Commission approval of certain other inter-company services. Post-Effective Amendment No. 9 addresses retention of Adwin Realty Company (“Adwin”), one of the investments addressed in subsection B.1. of Item 1 of Post-Effective Amendment No. 2. This Post-Effective Amendment No. 10 amends and restates Post-Effective Amendment No. 9 in its entirety, except for the Exhibits filed therewith. In accordance with the Merger Order, Exelon has diligently undertaken to divest the real estate assets of Adwin, and has been successful in reducing those assets from a balance of $7,435,378 as of October 20, 2000, to a balance of $2,657,407 as of June 30, 2003. However, given the current adverse economic environment, and the desire to avoid a forced sale, Exelon seeks an extension of time, until October 20, 2006, to complete the process of divestiture.

Item 1.	Description of the Proposed Transaction.

A.	Background

In the Merger Order, Exelon requested the Commission to reserve jurisdiction over the retention of various interests described in Appendix A thereto. One of these was Eastern Pennsylvania Development Company (“EPDC”) and its subsidiaries. Exelon stated that it would divest these interests within three years subsequent to the date of the Merger order or make a filing with the Commission prior to the expiration of one year from the date of the Merger Order explaining why it should be permitted under the Act to retain them.

In Post-Effective Amendment No. 2, Exelon explained that, at the time of the Merger, EPDC held (1) Exelon Fossil Holdings, Inc., an exempt wholesale generator (“EWG”), (2) Exelon Peaker Development General, LLC, Exelon Peaker Development Limited, LLC (the “Exelon Peakers”), ExTex LaPorte Limited Partnership, ExTex Marketing, LLC and ExTex Power, LP (the “ExTex companies”) also EWGs or energy related companies and (3) Adwin Realty Company and its partnership interests (mainly real estate investments). In restructuring approved as part of the Merger Order, EPDC was dissolved, Exelon Fossil Holdings, Inc., the Exelon Peakers and the ExTex companies were transferred to Exelon Generation Company, LLC (“Genco”) and Adwin remained a subsidiary of PECO Energy Company (“PECO”). Exelon further advised that PECO was in the process of disposing of the real estate investments of Adwin and Adwin would be dissolved and/or its assets disposed of prior to October 20, 2003 as required by the Merger Order.

B.	Description of the Exelon System Companies

Exelon has three principal operating public utility company subsidiaries (the “Utility Subsidiaries”)1:

•	PECO, a public utility company engaged (i) in the transmission, distribution and sale of electricity and (ii) in the purchase and sale of natural gas in Pennsylvania

•	Commonwealth Edison Company (“ComEd”), a public utility company engaged in the transmission, distribution and sale of electricity in Illinois; and

•	Genco, a public utility company and a registered holding company[2] engaged in the generation and sale of electricity in Pennsylvania, Illinois and elsewhere.

In addition, Exelon has the following other principal Subsidiaries:

•	Exelon Energy Delivery Company, LLC (“Delivery”), the intermediate registered holding company for ComEd and PECO[3];

•	Exelon Business Services Company, the service company for the Exelon System;

•	Exelon Ventures Company, LLC (“Ventures”), a registered holding company and a first tier Subsidiary of Exelon which has as wholly-owned subsidiaries, Genco and Exelon Enterprises Company, LLC (“Enterprises”);[4] and

•	Enterprises, the principal Subsidiary through which Exelon conducts its non-utility businesses.

Effective as of January 1, 2001, Exelon effectuated the corporate restructuring (the “Restructuring”) contemplated in the Commission’s order approving the merger (the “Merger”) that created Exelon (Holding Co. Act Release No. 27256, October 19, 2000) (the “Merger Order”).5 In summary, the Restructuring consisted of the transfer of electric generating assets of ComEd and PECO to Genco and the transfer of PECO’s and Unicom Enterprises, Inc.’s non-utility subsidiaries to be indirect subsidiaries of Ventures.

1 For purposes of this filing, “Utility Subsidiaries” also includes Commonwealth Edison Company of Indiana, PECO Energy Power Company, Susquehanna Power Company and Susquehanna Electric Company.

2 Genco filed a Form U5A Notification of Registration on January 23, 2001.

3 Delivery filed a Form U5A Notification of Registration on June 4, 2001.

4 Ventures filed a Form U5A Notification of Registration on January 23, 2001. See Docket No. 70-10107 regarding a proposed reorganization involving Ventures.

5 Certain elements of the Restructuring were completed later in 2001.

C.	Request for Extension of Time to Divest

1.	Reason for Request

Shortly after Exelon became a registered holding company, the U.S. economy entered a recession marked by a stock market collapse and major retrenchment of the capital markets, which has continued through 2001, 2002 and into 2003. As a result, despite its diligent efforts, PECO will be unable to complete the disposition of all of the Adwin real estate investments prior to October 20, 2003. Adwin is concerned that a forced sale of the remaining properties would greatly reduce the value it could receive from sale of these investments. Therefore, Exelon seeks an extension of time to complete disposition of the remaining Adwin investments, until October 20, 2006.

2.	Specifics of Property Sold and Remaining

The following table and discussion summarize the present status of Adwin’s real estate investments held at October 20, 2000, the date of the merger:

Adwin Investment at Merger Date / Location	Present Status

Bridgewater Business Park, Chester Twp., PA
Lots 1 – 9 and Stanley Drive	Sold
Lot 13	Sold
Lots 14, 15	Sold
Lots 19, 20, 21	Sold
Lot 22	Unsold
Lot 23	Sold
Lots 24, 25	Sold
Elkton, Cecil County, Maryland
Parcel 1	Sold
Parcel 2	Sold
Parcel 3	Sold
Parcel 4	Disposed
Parcel 5	Sold
Parcel 6	Unsold
Parcel 7	Unsold
Riverwatch Associates, New Brunswick, NJ	Sold
Signa Joint Venture, Concord Twp., PA	Sold
Route 724 Partnership, North Coventry, PA	Unsold
Franklin Town Corp., Philadelphia, PA	Unsold
Henderson Ambassador Associates Joint Venture, Delaware County, PA	Unsold
Ambassador II Joint Venture, Delaware County, PA	Unsold

Ground Leases	To be assigned at divestment
Avellino’s Tire Store, Plymouth Twp., PA
Berwyn Squash Club, Tredyffrin Twp., PA
Europa Motors, Philadelphia, PA
Kohl’s Department Store, Haverford Twp., PA
Strauss Discount Auto, Philadelphia, PA
WaWa, Plymouth Twp., PA
WaWa, Delaware County, PA

Bridgewater Business Park, Chester Twp., PA

Adwin has disposed of nearly all of its Bridgewater Business Park investments. Eighteen of the nineteen lots have been sold for a total of $2,213,790. Of that amount, $225,000 remains in escrow, pending utility installation and the completion of certain other conditions with the new lot owners. An additional $90,000 remains in escrow pending completion of development agreement obligations with Chester Township. Adwin requests additional time to close out the escrows and to dispose of the final Bridgewater lot.

Elkton Cecil County, Maryland

Adwin has also disposed of the majority of its investments located in Elkton, Maryland. Four parcels of land were sold for $2,745,005. In connection with the sold parcels, an additional parcel of land was transferred to the homeowners’ association. Finding a buyer for Adwin’s two final parcels in Elkton has been difficult, as both are partially wetlands. However, Adwin is actively marketing these lots and seeks additional time to find purchasers.

Riverwatch Associates, New Brunswick, NJ

Adwin sold its entire interest in Riverwatch Associates.

Signa Joint Venture, Concord Twp., PA

Adwin also sold its entire interest in Signa Joint Venture. This sale included Adwin’s Central Sewer Project interest.

Route 724 Partnership, North Coventry, PA

Until recently this site was under Agreement of Sale, but the agreement was terminated by the purchasers due to Township refusal to grant a zoning variance for the purchaser’s intended commercial development. Adwin is re-marketing the site and requests additional time to find a new purchaser.

Franklin Town Corp., Philadelphia, PA; Henderson Ambassador Associates Joint Venture, Tinicum Twp., PA; Ambassador II Joint Venture, Tinicum Twp., PA

Adwin holds a 24% interest in Franklin Town Corporation, which owns four parcels of land, totaling approximately six acres. Adwin also has a 50% ownership share of two buildings through Henderson Ambassador Associates Joint Venture and Ambassador II Joint Venture. The buildings are 60,000 square feet and 70,000 square feet respectively, and both are located in the Airport Business Center in Tinicum Twp., Pennsylvania.

The recession and adverse market conditions have made the sale of these interests challenging. Adwin is concerned that the forced sale of these assets will reduce the likelihood that the company will recover full value for the interests. Thus, it seeks additional time to market these properties.

Ground Leases

Finally, Adwin subleases several properties, which it has leased from PECO. Adwin has used the sublease income to support its divestment activities. Adwin plans to continue to rely on these funds to fund disposal of its remaining assets. Once divestment is completed, Adwin will immediately assign these subleases to PECO.

3.	Relief Requested

As demonstrated above, Exelon has very diligently pursued divestment of the Adwin properties, and has succeeded in reducing those assets from a balance of $7,435,378 as of October 20, 2000, to a balance of $2,657,406 as of June 30, 2003. However, given the current adverse economic environment, and the desire to avoid a forced sale, Exelon seeks an extension of time, until October 20, 2006, to complete the process of divestiture.

D.	Compliance with Rule 54

The proposed transaction is also subject to Rule 54. Rule 54 provides that, in determining whether to approve the issue or sale of any securities for purposes other than the acquisition of any EWG or “foreign utility company” (“FUCO”) or other transactions unrelated to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of subsidiaries of a registered holding company that are EWGs or FUCOs if the requirements of Rule 53(a), (b) and (c) are satisfied. Under Rule 53(a), the Commission shall not make certain specified findings under Sections 7 and 12 in connection with a proposal by a holding company to issue securities for the purpose of acquiring the securities of or other interest in an EWG, or to guarantee the securities of an EWG, if each of the conditions in paragraphs (a)(1) through (a)(4) thereof are met, provided that none of the conditions specified in paragraphs (b)(1) through (b)(3) of Rule 53 exists.

Exelon currently does not meet all of the conditions of Rule 53(a). As of June 30, 2003, Exelon’s “aggregate investment,” as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $2,806 million which is in excess of the 50% of Exelon’s average consolidated retained earnings of $2,150 million at June 30, 2003 which is the “safe harbor” limitation contained in Rule 53(a). Exelon’s retained earnings were $322 million at December 31, 2000, and Exelon’s average consolidated retained earnings were $661 million at December 31, 2001 and $1,591 million at December 31, 2002. However, under the Financing Order6 the Commission has authorized Exelon to increase its “aggregate investment” in EWGs and FUCOs to an amount of up to $4 billion. Therefore, although Exelon’s “aggregate investment” in EWGs

6 The Commission entered its order on November 2, 2000 (HCAR No. 35-27266; 70-9693) as supplemented on December 8, 2000 (HCAR No. 35-27296) (the “Financing Order”) approving certain financing transactions for Exelon and its Subsidiaries.

and FUCOs currently exceeds the 50% “safe harbor” limitation, this investment level is permitted under the Financing Order.

In any event, even taking into account the capitalization of and earnings from EWGs and FUCOs in which Exelon has an interest, there would be no basis for withholding approval of the proposed transaction. With regard to capitalization, since the issuance of the Financing Order, there has been no material adverse impact on Exelon’s consolidated capitalization resulting from Exelon’s investments in EWGs and FUCOs. See table immediately below.

Capitalization	12/31/2000	12/31/2001	12/31/2002	6/30/2003
Equity	31.3%	34.7%	32.1%	33.7%
Preferred Securities	2.7%	2.6%	2.5%	2.5%
Long-Term Debt (Including current maturities)	60.1%	61.2%	60.3%	60.2%
Short-Term Debt	5.9%	1.5%	5.0%	3.6%
Total	100.0%	100.0%	100.0%	100.0%

These ratios are within acceptable industry ranges. The proposed transactions will not have any material impact on capitalization. In the aggregate, Exelon’s EWG and FUCO investments have been profitable for all annual periods ending December 31, 2000 through December 31, 2002 and for the quarter ended June 30, 2003. For information on EWG earnings, please see item 5a of Exelon’s quarterly filed Rule 24 certificates. Thus, since the date of the Financing Order, the capitalization and earnings attributable to Exelon’s investments in EWGs and FUCOs have not had an adverse impact on Exelon’s financial integrity.

Exelon satisfies all of the other conditions of paragraphs (a) and (b) of Rule 53. With reference to Rule 53(a)(2), Exelon maintains books and records in conformity with, and otherwise adheres to, the requirements thereof. With reference to Rule 53(a)(3), no more than 2% of the employees of Exelon’s domestic public utility companies render services, at any one time, directly or indirectly, to EWGs or FUCOs in which Exelon directly or indirectly holds an interest. With reference to Rule 53(a)(4), Exelon will continue to provide a copy of each application and certificate relating to EWGs and FUCOs and relevant portions of its Form U5S to each regulator referred to therein, and will otherwise comply with the requirements thereof concerning the furnishing of information. With reference to Rule 53(b), none of the circumstances enumerated in subparagraphs (1), (2) and (3) thereunder have occurred. Finally, Rule 53(c) by its terms is inapplicable since the proposed transaction does not involve the issue or sale of a security to finance the acquisition of an EWG or FUCO.

Exelon’s authority to use the proceeds of financings for investments in EWGs and FUCOs is contained in the Financing Order. Exelon represents that it will remain in compliance with the requirements of rule 53(a), other than rule 53(a)(1), at all times through March 31, 2004. As required by the Financing Order, Exelon will file a post-effective amendment in File No. 70-9693 in the event that one of the circumstances described in rule 53(b) should occur during the period through March 31, 2004. If a rule 53(b) event should occur, the Financing Order would cease to be effective to the extent that it authorizes Exelon to use the proceeds of financings approved therein to make any further investments in EWGs and FUCOs in amounts in excess of 50% of consolidated retained earnings without obtaining a supplemental order.

Item 2.	Fees, Commissions and Expenses.

The incremental fees, commissions and expenses incurred or to be incurred in connection with this Post-Effective Amendment are estimated to be not more than $10,000.

Item 3.	Applicable Statutory Provisions.

Section 10 of the Act governed the original merger, and the divestiture condition was authorized by Section 10 (c) of the Act. The retained assets are passive investments. Their retention pending improvements in financial markets and negotiations with purchasers will have no deleterious effect upon Exelon as an integrated holding company system.

Item 4.	Regulatory Approval.

No regulatory approvals are required other than that of the Commission.

Item 5.	Procedure.

The Applicant respectfully requests that appropriate and timely action be taken by the Commission in this matter. No recommended decision by a hearing officer or other responsible officer of the Commission is necessary or required in this matter. The Division of Investment Management of the Commission may assist in the preparation of the Commission’s decision in this matter. There should be no thirty-day waiting period between the issuance and effective date of any order issued by the Commission in this matter, and it is respectfully requested that any order be made effective immediately upon the entry thereof.

Item 6.	Exhibits and Financial Statements.

None.

Item 7.	Information as to Environmental Effects.

None of the matters that are the subject of this Application-Declaration involve a “major federal action” nor do they “significantly affect the quality of the human environment” as those terms are used in Section 102(2)(C) of the National Environmental Policy Act. None of the proposed transactions that are the subject of this Application-Declaration will result in changes in the operation of the Applicants that will have an impact on the environment. The Applicants are not aware of any federal agency which has prepared or is preparing an environmental impact statement with respect to the transactions proposed herein.

Pursuant to the Act, each of the undersigned companies has caused this Application-Declaration to be signed on its behalf by the undersigned thereunto duly authorized.

SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

Date: October 17, 2003

Exelon Corporation		PECO Energy Company

By:	/s/ Randall E. Mehrberg	By:	/s/ Duane M. Desparte
	Randall E. Mehrberg Executive Vice President and General Counsel		Duane M. Desparte Vice President and Controller